Exhibit 99.2

Q1 FY22 Results:

Mytheresa reports strong GMV growth of 29.7% in Q1 FY22

and continued strong profitability

•	Gross Merchandise Value (GMV) growth of 29.7% to €163.9 million in Q1 FY22, compared to €126.4 million in Q1 FY21
•	Top-line strength evident by two-year GMV growth of 65.3% in Q1 FY22 vs. Q1 FY20
•	Strong gross profit margin of 49.0%, as compared to 46.4% in Q1 FY21
•	Continued strong profitability with adjusted EBITDA of €14.0 million compared to €10.4 million in Q1 FY21, representing strong growth of 34.4%
•	Increase of adjusted EBITDA margin to 8.9% from 8.3% in Q1 FY21

MUNICH, Germany (November 11, 2021) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its first quarter of fiscal year 2022 ended September 30, 2021. The luxury multi-brand digital platform delivered another quarter of strong growth with continued strong profitability.

Michael Kliger, Chief Executive Officer of Mytheresa, said, "We are extremely satisfied with our Q1 FY22 results. We see the strong results again as affirmation of our unique and superior value proposition to customers and brand partners at a global level, as well as excellent operational execution. Q1 FY22 saw Mytheresa cement its position as one of the world's leading digital platforms for luxury fashion.”

Kliger continued, "The shift of consumer demand to online in luxury has clearly accelerated in recent months. We strongly believe this trend will continue in the post-pandemic world, probably reverting to the strong market growth rates we had seen before the pandemic. We will continue to deliver a superior customer experience and deepen our partnerships with the most coveted global brands. Given our strong financial momentum, excellent customer developments, and superior execution, we feel extremely confident to continue achieving strong results for full fiscal year 2022.”

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2021

•	GMV increase of 29.7% year-over-year to €163.9 million, as compared to €126.4 million in the prior year period
•	Net sales increase of 24.9% year-over-year to €157.8 million
•	Strong gross profit margin of 49.0%, as compared to 46.4% in the prior year period
•	Adjusted EBITDA of €14.0 million, as compared to €10.4 million in the prior year period
•	Adjusted operating income of €11.8 million, as compared to €8.4 million in the prior year period
•	Adjusted net income of €8.2 million, as compared to €5.4 million in the prior year period

RECENT BUSINESS HIGHLIGHTS

Strong Global Expansion:

•	Strong GMV growth across all geographies with +29.7% vs. Q1 FY21 and +65.3% vs. Q1 FY20
•	Strongest net sales growth in the United States with +48.7% vs. Q1 FY21 as market presence continues to grow
•	High-impact Top Customers events in Europe, China and the United States

Continued Brand Partnerships:

•	Exclusive capsule collections and pre-launches in collaboration with Saint Laurent, Gucci, The Row, Christian Louboutin, Tom Ford, Chloé and many more
•	“Money-can’t buy” physical brand experiences together with Givenchy and Tod’s
•	Successful start of Curated Platform Model (CPM) with first major brand partner

High-quality Customer Growth:

•	LTM growth of active customers by 35.2% reaching 705,000
•	Continued strong repurchase rates of new customer cohorts in FY21 vs. FY20
•	Strong growth of number of Top Customers with 41.0% in Q1 FY22 vs. Q1 FY21
•	Successful roll-out and expansion of new partnership with Vestiaire Collective offering a unique resale service for Mytheresa’s high-end luxury customers

Consistent Strong Operational Performance:

•	Maintained business continuity across all operations with focus on health and well-being of all Mytheresa employees as top priority
•	Introduced animal welfare policy and carbon neutrality as of Q1 FY22
•	Continued to have very high customer satisfaction with a Net Promoter Score of 83.0% in Q1 FY22
•	Achieved strong gross profit margin based on high full-price share of sales

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2022, we confirm our previous guidance, but increase our expectations regarding net sales:

•	GMV in the range of €750 million to €770 million, representing a 22% to 25% growth
•	Active customer growth of 22% to 25%, enlarging the customer base to 820,000 to 845,000 active customers
•	Net sales at €700 million to €720 million
•	Gross profit at €345 million to €355 million, representing a 21% to 24% growth
•	Adjusted EBITDA margin at the upper half of the long term range of 7% to 9%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its first quarter of fiscal year 2022 financial results on November 11, 2021 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (833) 979-2860 (USA) or +1 (236) 714-2917 (International). A replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on November 11, 2021, through November 18, 2021, by dialing +1 (800) 585-8367 (USA) or +1 (416) 621-4642 (International). The replay passcode will be 9083117.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on October 15, 2021 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. We use Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal year 2020, IPO preparation and transaction costs and share-based compensation expenses.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal year 2020, any IPO preparation and transaction costs and share-based compensation expenses.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, share-based compensation expenses and related income tax effects.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. We view GMV as an operating metric.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce platforms. Mytheresa was launched in 2006 and offers ready-to-wear, shoes, bags and accessories for women, men and kids. The highly curated edit focuses on true luxury with designer brands such as Bottega Veneta, Burberry, Dolce & Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino and many more. Mytheresa's unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €612.1 million net sales (+36.2% vs. FY20) in its first fiscal year as a public company.

For more information, please visit https://investors.mytheresa.com/.

Investor Relations Contacts Solebury Trout Ed Yuen / Maria Lycouris +1-800-929-7167 investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended
			Change
(in millions) (unaudited)	September 30, 2020	September 30, 2021	in % / BPs
Gross Merchandise Value (GMV)	€ 126.4	€ 163.9	29.7%
Active customer (LTM in thousands)	522	705	35.2%
Total orders shipped (LTM in thousands)	1,168	1,580	35.3%

Net sales	€ 126.4	€ 157.8	24.9%
Gross profit	€ 58.7	€ 77.3	31.8%
Gross profit margin(1)	46.4%	49.0%	260 BPs
Adjusted EBITDA(2)	€ 10.4	€ 14.0	34.4%
Adjusted EBITDA margin(1)	8.3%	8.9%	60 BPs
Adjusted Operating Income(2)	€ 8.4	€ 11.8	40.7%
Adjusted Operating Income margin(1)	6.7%	7.5%	80 BPs
Adjusted Net Income(2)	€ 5.4	€ 8.2	51.7%
Adjusted Net Income margin(1)	4.3%	5.2%	90 BPs

(1)	As a percentage of net sales.
(2)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see above.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to their most directly comparable IFRS financial measures:

	Three Months Ended
(in millions) (unaudited)	September 30, 2020	September 30, 2021	Change in %
Net income	€ 9.6	€ (7.3)	(175.8%)
Finance expenses, net	€ (5.2)	€ 0.2	(103.7%)
Income tax expense	€ 3.8	€ 3.4	(9.4%)
Depreciation and amortization	€ 2.0	€ 2.2	8.0%
thereof depreciation of right- of use assets	€ 1.3	€ 1.3	2.9%
EBITDA	€ 10.2	€ (1.5)	(114.8%)
IPO preparation and transaction costs(1)	€ 0.2	€ 0.0	(100.0%)
IPO-related and preceding share-based compensation(2)	€ 0.0	€ 15.5	N/A
Adjusted EBITDA	€ 10.4	€ 14.0	34.4%

	Three Months Ended
(in millions) (unaudited)	September 30, 2020	September 30, 2021	Change in %
Operating Income	€ 8.2	€ (3.7)	(145.1%)
IPO preparation and transaction costs(1)	€ 0.2	€ 0.0	(100.0%)
IPO-related and preceding share-based compensation(2)	€ 0.0	€ 15.5	N/A
Adjusted Operating Income	€ 8.4	€ 11.8	40.7%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended
(in millions) (unaudited)	September 30, 2020	September 30, 2021	Change in %
Net Income	€ 9.6	€ (7.3)	(175.8%)
IPO preparation and transaction costs(1)	€ 0.2	€ 0.0	(100.0%)
IPO-related and preceding share-based compensation (2)	€ 0.0	€ 15.5	N/A
Finance expenses on shareholder loans (3)	€ (5.5)	€ 0.0	(100.0%)
Income tax effect(4)	€ 1.1	€ 0.0	(100.0%)
Adjusted Net Income	€ 5.4	€ 8.2	51.7%

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.
(2)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, these expenses will be recognized upon defined vesting schedules in the future periods. We do not consider these expenses to be indicative of our core operating performance.
(3)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.
(4)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended
(in € thousands)	September 30, 2020	September 30, 2021
Net sales	126,359	157,832
Cost of sales, exclusive of depreciation and amortization	(67,678)	(80,516)
Gross profit	58,681	77,316
Shipping and payment cost	(14,833)	(19,966)
Marketing expenses	(17,441)	(22,427)
Selling, general and administrative expenses	(15,556)	(36,158)
Depreciation and amortization	(2,021)	(2,182)
Other expense (income), net	(621)	(281)
Operating income	8,209	(3,699)
Finance income	8,291	-
Finance costs	(3,109)	(189)
Finance income (costs), net	5,182	(189)
Income (loss) before income taxes	13,391	(3,888)
Income tax (expense) income	(3,762)	(3,408)
Net income (loss)	9,629	(7,296)
Cash Flow Hedge	871	(1,081)
Income Taxes related to Cash Flow Hedge	(242)	267
Foreign currency translation	-	(25)
Other comprehensive income (loss)	629	(839)
Comprehensive income (loss)	10,258	(8,136)

Basic and diluted earnings per share	€0.14	€(0.09)
Weighted average ordinary shares outstanding (basic and diluted)	70,190,687	84,525,207

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2021	September 30, 2021
Assets
Non-current assets
Intangible assets and goodwill	155,611	155,482
Property and equipment	8,810	8,459
Right-of-use assets	14,009	22,710
Total non-current assets	178,430	186,651
Current assets
Inventories	247,054	264,955
Trade and other receivables	5,030	3,755
Other assets	14,667	15,240
Cash and cash equivalents	76,760	55,685
Total current assets	343,510	339,635
Total assets	521,941	526,286

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	444,951	461,086
Accumulated Deficit	(60,837)	(68,133)
Other comprehensive income	1,602	763
Total shareholders’ equity	385,718	393,716

Non-current liabilities
Provisions	717	734
Lease liabilities	8,786	17,397
Deferred tax liabilities	2,308	3,161
Total non-current liabilities	11,811	21,292
Current liabilities
Tax liabilities	14,293	15,750
Lease liabilities	5,361	5,459
Contract liabilities	10,975	7,773
Trade and other payables	43,558	27,222
Other liabilities	50,225	55,073
Total current liabilities	124,412	111,277
Total liabilities	136,223	132,569
Total shareholders’ equity and liabilities	521,941	526,286

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2020	1	91,008	(28,234)	-	1,602	64,377
Net income	-	-	6,350	-	-	6,350
Other comprehensive income	-	-	-	629	4,730	4,730
Comprehensive income	-	-	6,350	629	4,730	11,080
Share-based compensation	-	7	-		-	7
Balance as of September 30, 2020	1	91,015	(18,605)	629	1,602	74,642

Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net income	-	-	(7,296)	-	-	(7,296)
Other comprehensive income	-	-	-	(814)	(25)	(839)
Comprehensive income	-	-	(7,296)	(814)	(25)	(8,136)
Share-based compensation	-	16,134	-	-	-	16,134
Balance as of September 30, 2021	1	461,086	(68,133)	(814)	1,577	393,716

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Three Months ended September 30,
(in € thousands)	2020	2021
Net income (loss)	9,629	(7,296)
Adjustments for
Depreciation and amortization	2,021	2,182
Finance (income) costs, net	(5,182)	189
Share-based compensation	7	16,134
Income tax expense	3,762	3,408
Change in operating assets and liabilities
Increase in provisions	129	17
Increase in inventories	(33,328)	(17,901)
(Increase) decrease in trade and other receivables	(970)	1,274
Decrease (increase) in other assets	1,980	(519)
(Decrease) increase in other liabilities	2,879	3,713
Increase (decrease) in contract liabilities	600	(3,202)
Increase (decrease) in trade and other payables	(14,905)	(16,336)
Income taxes paid	-	(831)
Net cash provided by (used in) operating activities	(33,378)	(19,166)
Expenditure for property and equipment and intangible assets	(904)	(356)
Net cash (used in) investing activities	(904)	(356)
Interest paid	(547)	(189)
Proceeds from bank liabilities	37,810	-
Repayment of liabilities from banks	(5,000)	-
Payment of lease liabilities	(1,429)	(1,339)
Net cash (used in) provided by financing activities	30,834	(1,528)
Net increase (decrease) in cash and cash equivalents	(3,448)	(21,050)
Cash and cash equivalents at the beginning of the period	9,367	76,760
Effects of exchange rate changes on cash and cash equivalents	(19)	(25)
Cash and cash equivalents at end of the period	5,900	55,685